Exhibit (a)(1)(J)
     The following is the transcript of a video-on-demand presentation by Company management explaining the option exchange program for NetApp, Inc. employees disseminated on June 1, 2009.
     Hello, everyone. Today we’re going to talk about the NetApp option exchange, uh, why we’re doing it and what it means to you. The first slide here talks about the, uh, what is the option exchange and why we’re doing this. So an option exchange is a one-time opportunity for employees to exchange underwater options from new, restricted stock units. Now, I should stop here and let you know that this is viewed by the Securities Exchange Commission as a public offering of shares, so this is a very tightly regulated process with a lot of restrictions on communications, et cetera.
     You’re going to notice today that I’m sticking very, very close to the — to the slides, uh, that I’m showing. And the reason for that is because the process is so tightly controlled by the SEC. So, um, I think we can answer all your questions, but, uh, please bear with me as I kind of walk you through the slides. So why is NetApp offering the exchange? Well, the first thing we’re trying to do is address the issues around motivation and retention of our employees. You know, when we started this process, when the stock was in the low teens, about 84 percent of, uh, all stock options were underwater and about, uh, 90 percent of all employees had stock options that were underwater.
     So we had a severe morale problem created by the fact that all these options were underwater. This is what we’re trying to address. If you think about the exchange, there’s really three phases to it. The first phase was the shareholder phase. This process actually started way back in January. It started with legal, HR, finance, Dan, and Tom Georgens. And basically we were trying — we were going to try and address this issue we had of all these underwater options and the impact it was having on our employee base.
     So we came up with several approaches to, uh, to dealing with the problem, and, uh, we actually went out to our shareholders and asked them what they thought about these approaches. Now why would we do that? We did that because shareholders have to approve this. Again, we’re issuing new equity and shareholders are required to approve that. So, anyway, um, we got the feedback from shareholders, and frankly it wasn’t very good. Because we were looking at an option for option exchange, taking these old, underwater options and issuing new ones on a one-for-one basis.
     And the shareholders didn’t like that. Why? Because the shareholders were being diluted dramatically. So if you think about what we’re trying to balance here, we’re trying to balance a value transfer between the old, existing option and the new RSU. We had a balance, um, you know, the dilution that the shareholders were going to experience because the more dilution there is, the less, um, value that the shareholders have per share of stock. And finally we had a retention issue that we had to address.
     So those are the — that’s a three-legged stool that we had to balance. And, uh, so we went back and we recrafted the, uh, the exchange program, we interjected the — the notion of, uh, of RSUs, and that helped us get the right kind of exchange to minimize the dilution to shareholders and make it acceptable to them. We then went on the road, tried to sell the program to the, uh, shareholder base, and you can imagine in this environment it was a difficult sale. But at the end of the day, we prevailed, shareholders voted to approve this.
     So that concluded phase I of the process. In phase II of the process, this is what we call the employee phase. And it’s kind of a — a — a funny name for this because really what it’s about is — is preparing all the legal documents for the tender offer, uh, and all the communication for the employees. So it’s basically preparing everything so that the employees can participate in the exchange. We’ve also completed that process. Now we’ve launched the exchange. And basically, um, that’s phase III of the project. That’s where we are today. Um, and now it’s up for us to basically make sure the employees have all the information they need to make a good decision around this and complete the option exchange program.

     So phase III, what’s it all about? So the exchange was launched on Friday, uh, May 22. Employees should’ve received a offer, uh, information via their email. The exchange is going to be held open for 20 business days. Now this is very important. It’s a limited period only. After these 20 days, we cannot conduct any more exchange. We have to end it, uh, um, promptly, uh, at 9 p.m., uh, on the — on the 20th day. So — and that’s regulated by the SEC.
     So there’s — there’s — SEC is driving this. There is no flexibility permitted on our — our part. So at the end of the day, on the last day of the exchange, whatever you have in the system, that’s what’s going to be recorded. The exchange is targeted to close, uh, in mid to late June. Um, we’re estimating it to be about, uh, June 19 at 9 p.m., uh, Pacific Daylight Time. And upon the close, the exchange, uh, of the exchange, the surrendered options will be canceled and the new options — the new RSUs will be granted.
     Let’s talk about the exchange program in more detail. This slide shows the, uh, option to RSU exchange. So basically what we’re going to be doing here is exchanging the old — older stock options, the underwater stock options for a lesser number of restricted stock units. Now an RSU is basically a right to receive NetApp stock without any additional payment. It’s subject to vesting conditions and tax withholding at the point of vesting.
     The interesting thing about RSUs is that they always provide value. Even if the stock price declines, there’s value inherent in an RSU. RSUs don’t have voting rights or dividend rights, but once they’re vested, they behave just like a, uh, they are — they become a share of stock. Eligible option holders. All employees in — in our U.S. and, uh, overseas locations that are employed by NetApp throughout the exchange period are eligible to participate.
     The key point here is you’ve got to be employed throughout the exchange period. People that are not eligible to participate in the exchange are the senior officers, Dan, Tom Georgens, Rob Salmon, Tom Mendoza, and myself, and all members of the board of directors. So they’re all excluded from the program. Eligible option grants. So what —

what grants are eligible to participate? Well, all option grants that were granted prior to June 20, 2008 are eligible. The exercise price — if your exercise price is greater than or equal to $22 per share, it’s eligible.
     Again, before June 20 and an exercise price greater than or equal to $22 per share. Now, the exchange is going to be done on a grant by grant basis, not option by option. So an entire grant is in play here, not a single option. You can’t break up an, uh, a grant that you’ve received into some options are going to participate, some aren’t, et cetera. You’re either all in with the grant or you’re all out with the grant.
     Options granted from all option plans, including, uh, plans from acquisitions. So basically everybody that’s received stock options here at NetApp or if you’ve been acquired by NetApp, uh, you’re able to participate. Exchange ratios. There’s basically five, uh, tiers here, um, for the exchange ratios as you can see from this table. Now, before I — I delve into this in detail, let me just describe why there are exchange ratios to start with. So remember when we talked about balancing shareholder requirements with employee needs, right?
So obviously the shareholders weren’t — weren’t going to, uh, support a situation where we were, uh, exchanging an option for an option. We talked about the dilution impact that that would have, and employees would not, uh, support that. So what the exchange ratio does here is try to make, uh, the value transfer between the shareholder and the employee neutral. In fact, it just slightly favors the shareholder because of rounding.
     So what do I mean by the value transfer? Well obviously the options you’re holding, even though they’re underwater, have a value associated with them. There’s some intrinsic value, uh, because you have time left to exercise them, by definition, and there’s a chance that the stock could rise above the stock price and create value. So we look at what the value of those options are and then we look at the — the value of the RSU. Now an option has potential value. A — a — an RSU is — has certain value.

     You know the value of the RSU is equal to a share of the stock. So what exchange rate basically equates the potential value associated with the options that you’re going to be, um, exchanging with the RSU that you’re going to be getting. That’s how this exchange rate table works. So basically once again the — the point of this table was to try and neutralize the exchange value of the potential value in the options for the certain value in the — in the RSU, okay?
     So if you go down this table then, if your option is priced between $22 and $27, the exchange ratio is five to one. That means you — you surrender five options and you receive one RSU. At $27.31 to $32.49, you exchange six options to receive one RSU; $32.50 to $37.99, it’s seven to one; $38.00 to $46.99, it’s 10 to 1, and $47 and up it’s 25 to 1.
     Now, you’ll notice as the option price goes higher, the exchange rate gets larger. And the reason for that is because those options that are — that are very, uh, that have strike prices in the high, you know, 30s and 40s and — and above type of thing, the potential value of those is pretty small. So the high exchange rate, basically, once again, equates that value with the certain value of receiving RSU. I think it’s important to note here also that, uh, any fractional share when we’re done, uh, making this exchange, any fractional shares of RSU will be rounded down.
     So if you’ve got, uh, if you’ve got 10 — let’s say 100.5 RSUs, basically that would round down to 100 RSUs. Uh, the exchange ratios, again, are applied to a — on a grant by grant basis. Okay, uh, vesting of new RSUs. So the vesting schedule depends on the status and the exercise price of the surrendered option grants. What do I mean by that? For surrendered option grants where the entire grant is either unvested or partially vested, for purposes of this exchange, we’re going to consider that an unvested option grant.
     And those will be subject to a new four-year vest period with one quarter of that, uh, of the new RSU grant being vested every year. So in other words after the first year, 25 percent will vest. After the second year, another 25 percent will — will vest. The third year — after the third year, another 25 percent will vest. And finally after the — the last year, the fourth year, the final 25 percent will vest. We call this a cliff vesting process. So one quarter of the RSUs will vest at the end of each of the four years.
     For surrounded — for — for surrendered option grants, where the entire grant is fully vested, the new S — the new RSU vesting schedule is based on the exercise price of the stock — of the surrendered stock option. Let me show you what I mean. If you have a fully vested grant and your option price is anywhere from $22 to $37.99, the top three tiers that you see there, your vesting program will be over two years. Basically a 50 percent cliff vesting at the end of the first year and a 50 percent, uh, cliff vesting at the end of the second year.
     If your option strike price is between $38 and above, well then your — your new RSU will vest over a three-year period with, uh, a 33 percent cliff vesting at the end of each of the first three years. So 33 percent at the end of the first year, another 33 percent at the end of the second year, and then 33 percent more at the end of the, uh, of the third year. Now, you’re wondering why these — how did we come up with these vesting schedules? Again, this was a tradeoff we made between the interests of the employee and the interests of the shareholder.
     Also the interests of the company. It wouldn’t be right to basically, uh, vest these, uh, new RSUs immediately or in a very, very short time frame. The whole point of this was to reestablish the motivational incentives and the retention incentives that the, um, that a — that an employee equity plan should have. So we wanted to make sure that there’s adequate vesting here to keep employees, um, motivated and — and retained here at NetApp, um, while at the same time offering them value in the form of this exchange.
     A couple of details now. So if, uh, if you — if we do the exchange and someone has a situation where they’re going to get less than 40 RSUs, then, uh, the company will provide a cash payout instead of the RSU. So if you get less than 40, let’s say you have 39 or 35 or 25, whatever it is, RSUs, we’re going to give you cash in — instead of the RSU.

     The cash payment value is going to be based upon the — the closing price of our stock on the day prior to the expiration of the option exchange. Now why did we do that?
     Because that’s a requirement of the SEC. The payment, less the applicable withholding, will be made as soon as practicable. That’ll probably be a couple of weeks. How does the exchange work? Well, there’s an election process for every employee. So every employee should — should log on to the, uh, to the offer website to — to make the election via fax or email. And you can see the website details here. I’m not going to read it to you because, uh, I’m sure you can read it yourself.
     Basically, uh, the — the — the employee needs to elect the options to exchange on a grant by grant basis, and you’ll receive then confirmation of the election through the system. By the way, employees can elect to exchange or withdraw elections as often as they want during the 20-day period. You can change your mind as often as you want. Do it by the day if you want. Um, that’s really up to you. Once the offer period expires, there’s no further elections.
     New RSUs will be granted immediately after the close of the exchange, and RS — RSU confirmation, uh, will be issued within several weeks after the close of the exchange. Now, a couple of points here. I think it’s very, very important for every employee to make their own decisions with respect to how they want to participate in this exchange. I can’t offer you advice, even as your financial, uh, as your — as your chief financial officer of the company, I can’t give you any advice.
     By the way, no one else on the management team can give you advice. This is an ex — explicit requirement of the SEC. We can’t tell you what to do or what we think you — you should do. We can’t encourage you what to do. Every employee has to decide for themselves. I do encourage you to talk among yourselves. If you want to share ideas, that’s perfectly fine. I also suggest it wouldn’t be bad talking to a — to your own personal financial advisor to get their impression of — of what you should do.

     What I do ask you to do is take a hard look at this, try to understand it, and if you have questions, don’t hesitate to ask us, uh, through the website. We’ll be happy to answer your questions. Well this slide is nothing more than an example, uh, of an exchange. I’m not going to walk through this because I think you can, uh, you can walk through it yourself, but you can see different types of, uh, situations with options, some that are vested, some that are partially vested, some that are, uh, you know, at — at different stock prices.
     Uh, there — there are different quantities, et cetera, and you can see how the exchange will handle each one of these. So I think the slide is self-explanatory, but please don’t, uh, please don’t hesitate to ask questions if, uh, if this is confusing for you. So if you have any questions about the exchange program, please see the frequently asked question, uh, sheets that we’ve provided. There’s also been a webpage that’s provided for your convenience.
     Um, at the end of the day, the important thing is that, uh, every individual decide whether or not they want to participate and how much they want to participate, et cetera. The management team is here to answer questions with respect to the exchange program, but we cannot encourage, provide advice, et cetera, in terms of what you’re supposed to do. So good luck with your decisions and, uh, we’ll talk to you soon.